(Portuguese version shall prevail) Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS HELD ON APRIL 23, 2026

1.DATE, TIME AND PLACE: On April 23, 2026, at 10:00 a.m., held exclusively by digital means, through the “TEN Meetings” platform (“Digital Platform”), made available by Suzano S.A. (the “Company”), pursuant to item II of paragraph 2 of article 28 of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution No. 81/22”), and in accordance with the rules set forth in the Shareholders' Manual disclosed by the Company.

2.CALL NOTICE: The meetings were duly called pursuant to the notice of meeting published on March 23, 24 and 25, 2026, in the printed edition of the newspaper Correio da Bahia (on pages 13, 22 and 22, respectively), as well as on the website of O Estado de S. Paulo (Estadão), in compliance with the provisions of Article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”).

3.ATTENDANCE: Shareholders representing 81.69% (eighty-one point sixty-nine percent) of the Company's outstanding common shares were present at the Annual General Shareholders' Meeting, and shareholders representing 81.88% (eighty-one point eighty-eight percent) of the Company's outstanding common shares were present at the Extraordinary General Shareholders' Meeting, as evidenced by the votes cast through the Distance Voting Ballot and the attendance recorded on the Digital Platform, pursuant to item II of paragraph 2 of Article 28 of CVM Resolution No. 81/22. Also present were (i) Mr. Rubens Barletta, member of the Company's Fiscal Council; (ii) Mr. Paulo Rogerio Caffarelli, member of the Board of Directors and of the Company's Statutory Audit Committee (SAC); and (iii) Mr. Daniel Fumo, representative of PricewaterhouseCoopers Independent Auditors.

4.OPENING AND BOARD: The meeting was called to order by Ms. Mariana de Freitas Barreiro Scacchetti, in accordance with Article 8 of the Company's Bylaws, who assumed the position of Chairperson and invited Mr. Thenard Antunes Figueiredo to act as Secretary.

5.AGENDA: The Chairperson informed the following. At the Annual General Shareholders' Meeting (“AGM”): (i) to examine the management accounts related to the fiscal year ended December 31, 2025; (ii) to examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2025, and to review the management report for said fiscal year; (iii) to resolve on the allocation of net

(Portuguese version shall prevail) Exhibit 99.1
income for the fiscal year ended December 31, 2025 and the distribution of dividends; (iv) to define the number of members that will comprise the Company’s Board of Directors; (v) to resolve on the election of members of the Company’s Board of Directors; (vi) if the Fiscal Council is established, to set the number of its members; (vii) if the Fiscal Council is established, to resolve on the election of its members; and (viii) to set the overall annual compensation of the management and Fiscal Council, if established, of the Company for the year 2026. At the Extraordinary General Shareholders' Meeting (“EGM”): (i) to resolve to amend article 4 of the Company’s Bylaws to supplement the Company’s corporate purpose, in order to include the activity of extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials; (ii) to resolve on the amendment of the Company’s Bylaws, in order to reflect the amendment of its Article 5, due to the capital increase, carried out within the limit of the authorized capital, approved at the Board of Directors’ Meeting held on December 10, 2025; (iii) To resolve on the restatement of the Company’s Bylaws, due to the changes described in items 5.1. and 5.2. above; and (iv) to authorize the Company’s management to take all measures that are necessary to completion of the approved matters, in accordance with the applicable law.

6.DOCUMENTS: The 2025 Financial Statements were published in the newspapers Correio da Bahia and O Estado de S. Paulo (Estadão) in the February 11, 2026 edition, and were made available to the Company's shareholders, as were copies of the call notice publications referred to in item 2 above. In addition, the following documents were available to the Company's shareholders at Suzano's headquarters, on the Company's Investor Relations website (www.suzano.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br): (i) the management report and the Company's individual and consolidated financial statements, together with the respective explanatory notes, all relating to the fiscal year ended December 31, 2025, accompanied by the independent auditor's report, the opinion of the Fiscal Council, and the opinion of the Company's Statutory Audit Committee (SAC); (ii) the Management Proposal, including the information required under Articles 10, 11, 12 and 13 of CVM Resolution No. 81/22 ("Management Proposal"); and (iii) the Shareholders' Manual, including instructions for participating in the AGM and EGM.

7.RESOLUTIONS: The shareholders resolved to waive the reading of the documents referred to in item 6 above, as they are already known to the Company's shareholders, as well as the consolidated analytical and summary vote tallies prepared by the Company, pursuant to items (i) and (ii) of Article 46-C of CVM Resolution No. 81, which were made available for consultation by the shareholders in attendance, and authorized the drawing up of these minutes in summary format and their publication without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of the Brazilian Corporation Law. The shareholders of the Company present at this AGM and EGM then resolved to approve the following matters, with any abstentions duly recorded in each case:

(Portuguese version shall prevail) Exhibit 99.1

At the Annual General Shareholders' Meeting:

7.1.To approve, by majority vote, with 854,103,591 votes in favor, 51,675 votes against and 155,699,936 abstentions, the accounts rendered by the Company's management for the fiscal year ended December 31, 2025.

7.2.To approve, by majority vote, with 853,549,172 votes in favor, 573,279 votes against and 155,732,751 abstentions, the Company's financial statements for the fiscal year ended December 31, 2025, as well as the management report relating to such fiscal year.

7.3.To approve, by majority vote, with 1,009,695,996 votes in favor, 1,296 votes against and 157,910 abstentions, the following allocation of the net profit for the fiscal year ended December 31, 2025, and the distribution of dividends, as follows:

i.R$670,409,463.65 (six hundred and seventy million, four hundred and nine thousand, four hundred and sixty-three reais and sixty-five centavos) to the Legal Reserve, pursuant to paragraphs 1 and 2 of Article 193 of the Brazilian Corporation Law;

ii.R$214,554,860.10 (two hundred and fourteen million, five hundred and fifty-four thousand, eight hundred and sixty reais and ten centavos) to the Fiscal Incentives Reserve, pursuant to Article 195-A of the Brazilian Corporation Law;

iii.R$1,385,627,858.70 (one billion, three hundred and eighty-five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy centavos) for the distribution of mandatory minimum dividends, it being noted that (i) the amount of R$1,380,000,000.00 (one billion, three hundred and eighty million reais) was declared at the Board of Directors’ Meeting held on December 10, 2025, and paid on February 4, 2026, in the form of interim dividends, declared from retained earnings, ascertained based on the Company’s quarterly balance sheet dated September 30, 2025; and (ii) the amount of R$5,627,858.70 (five million, six hundred and twenty-seven thousand, eight hundred and fifty-eight reais and seventy centavos), declared on this date in the form of additional dividends, to be paid by December 31, 2026, in Brazilian currency, based on the shareholding position at the close of trading on B3 S.A. – Brasil, Bolsa, Balcão, on April 29, 2026, without any monetary adjustment or restatement.

iv.R$10,128,485,589.72 (ten billion, one hundred and twenty-eight million, four hundred and eighty-five thousand, five hundred and eighty-nine reais and seventy-two centavos) to the Capital Increase Reserve, pursuant to item "d” of Article 26 of the Bylaws; and

(Portuguese version shall prevail) Exhibit 99.1
v.R$1,125,886,632.29 (one billion, one hundred and twenty-five million, eight hundred and eighty-six thousand, six hundred and thirty-two reais and twenty-nine centavos) to the Special Statutory Reserve, pursuant to item “d” of Article 26 of the Bylaws.

7.4.To approve, by majority vote, with 1,006,205,228 votes in favor, 334,527 votes against and 3,315,447 abstentions, the determination of 9 (nine) as the number of members to compose the Board of Directors for the next term of office, pursuant to the Management Proposal.

7.5.To approve, by majority vote, with 826,439,162 votes in favor, 180,409,529 votes against and 3,006,511 abstentions, the election of the single slate composed of the following members to serve on the Company’s Board of Directors for a term of 2 (two) years, to expire on the date of the Annual Shareholders’ Meeting to be held to resolve on the financial statements for the fiscal year ending December 31, 2027:

(i)Mr. David Feffer, Brazilian, divorced, businessman, enrolled with the CPF/MF under No. 882.739.628-49, bearer of Identity Card RG No. 4.617.720-6 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 21st floor, Pinheiros, ZIP Code 01452-919, for the position of member of the Board of Directors;

(ii)Mr. Daniel Feffer, Brazilian, married, businessman, enrolled with the CPF/MF under No. 011.769.138-08, bearer of Identity Card RG No. 4.617.718-8 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 21st floor, Pinheiros, ZIP Code 01452-919, for the position of member of the Board of Directors;

(iii)Mr. Nildemar Secches, Brazilian, widower, mechanical engineer, enrolled with the CPF/MF under No. 589.461.528-34, bearer of Identity Card RG No. 3.997.339-6 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Viradouro, 63, suite 132, Itaim Bibi, ZIP Code 04538-110, for the position of member of the Board of Directors;

(iv)Ms. Gabriela Feffer Moll, Brazilian, married, businesswoman, enrolled with the CPF/MF under No. 315.806.998-98, bearer of Identity Card RG No. 30.082.370-8 SSP/SP, resident and domiciled in São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 21st floor, Pinheiros, ZIP Code 01452-919, for the position of member of the Board of Directors;

(v)Ms. Maria Priscila Rodini Vansetti Machado, Brazilian, married, engineer, enrolled with the CPF/MF under No. 036.618.448-22, bearer of Identity Card RG No. 8.812.418-6 SSP/SP, resident and domiciled in Campinas, São Paulo, with address at Rua Doutor Antonio da Costa

(Portuguese version shall prevail) Exhibit 99.1
Carvalho No. 500, apartment 31, Cambui, ZIP Code 13024-900, for the position of member of the Board of Directors;

(vi)Mr. Paulo Rogerio Caffarelli, Brazilian, married, executive, enrolled with the CPF/MF under No. 442.887.279-87, bearer of Identity Card RG No. 33813902 PR, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Doutor Renato Paes de Barros No. 1017, 10th floor, Itaim Bibi, ZIP Code 031178-200, for the position of member of the Board of Directors;

(vii)Mr. Paulo Sergio Kakinoff, Brazilian, married, business administrator, enrolled with the CPF/MF under No. 194.344.518-41, bearer of Identity Card RG No. 25.465.939-1 SSP/SP, resident and domiciled in São Paulo, with business address at Alameda Barão de Piracicaba, No. 618, 10th floor, Campos Elíseos, ZIP Code 01216-012, for the position of member of the Board of Directors;

(viii)Mr. Rodrigo Calvo Galindo, Brazilian, married, business administrator, enrolled with the CPF/MF under No. 622.153.291-49, bearer of Identity Card RG No. 961.394 SSP/MT, resident and domiciled in São Paulo, State of São Paulo, with business address at Avenida Paulista, 901, 10th floor, Bela Vista, ZIP Code 01310-914, for the position of member of the Board of Directors; and

(ix)Mr. Walter Schalka, Brazilian, married, engineer, enrolled with the CPF/MF under No. 060.533.238-02, bearer of Identity Card RG No. 6.567.956-8 SSP/SP, with business address at Av. Brigadeiro Faria Lima, 1355, 21st floor, Pinheiros, ZIP Code 01452-919, for the position of member of the Board of Directors.

The investiture of the members of the Board of Directors hereby elected or re-elected, as applicable, is subject to the execution of their respective instruments of investiture, to be drawn up in the appropriate book of the Company, in which they shall declare that they are not subject to any criminal conviction that would prevent them from engaging in commercial activities.

7.6.To approve, by majority vote, with 849,064,730 votes in favor, 157,199,619 votes against and 3,590,853 abstentions, the election of Mr. David Feffer, qualified above, as Chairman of the Company's Board of Directors.

7.7.To approve, by majority vote, the election of Messrs. (i) Daniel Feffer, with 852,579,529 votes in favor, 154,155,001 votes against and 3,120,672 abstentions; and (ii) Nildemar Secches, with 832,835,823 votes in favor, 168,812,861 votes against and 8,206,518 abstentions, both qualified above, as Vice-Chairmen of the Company's Board of Directors.

(Portuguese version shall prevail) Exhibit 99.1

7.8.To approve, by majority vote, with 1,007,191,228 votes in favor, 192,384 votes against and 2,471,590 abstentions, the classification of Messrs. (i) Rodrigo Calvo Galindo, (ii) Paulo Rogerio Caffarelli, (iii) Paulo Sergio Kakinoff, and (iv) Maria Priscila Rodini Vansetti Machado as independent directors, pursuant to the definition set forth in Annex K to CVM Resolution No. 80, of March 29, 2022, as amended, and the B3 Novo Mercado Listing Regulations, with the minimum percentage required under such regulations duly met.

7.9.Considering the request for the installation of the Fiscal Council by shareholders holding shares representing more than 2% of the Company's total share capital, pursuant to Article 4 of CVM Resolution No. 70, of March 22, 2022, as amended, as well as the nomination of a sufficient number of candidates to meet the requirements set forth in paragraph 1 of Article 161 of the Brazilian Corporation Law and in Article 24 of the Company's Bylaws, to approve the installation of the Company's Fiscal Council by majority vote, with 1,006,769,519 votes in favor, 51,947 votes against and 3,033,736 abstentions, and the determination of the number of its members as 3 (three).

7.10.In light of the installation of the Fiscal Council, as set forth in item 7.9 above, to approve the election of the members of the Fiscal Council, with a term of office until the date of the Annual General Shareholders' Meeting that resolves on the financial statements for the fiscal year ending December 31, 2026, with the votes in favor, against and abstentions recorded as follows:

Elected by separate vote, with 315,388,011 votes in favor, 21,483,516 votes against and 70,312,558 abstentions, representing the majority of the votes of the Company's minority shareholders, pursuant to paragraph 4 of Article 161 of the Brazilian Corporation Law: Mr. Eraldo Soares Peçanha, Brazilian, married, accountant, enrolled with the CPF/MF under No. 179.386.437- 34, bearer of Identity Card RG No. 020.809/09 CRC/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Avenida Prefeito Dulcidio Cardoso, 1400, apartment 1202, block I, ZIP Code 22620- 311, and Mr. Kurt Janos Toth, Brazilian, widower, economist, enrolled with the CPF/MF under No. 193.789.557-20, bearer of Identity Card RG No. 07202 CORECON/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, at Rua Ator Sebastião Vasconcelos No. 342A – Recreio dos Bandeirantes, ZIP Code 22785-620, for the positions of effective member and alternate member of the Fiscal Council, respectively.

Elected by general vote, with 671,666,589 votes in favor, 94,313 votes against and 22,266,075 abstentions, representing the majority of votes, (i) Mr. Luiz Augusto Marques Paes, Brazilian, married, attorney, enrolled with the CPF/MF under No. 045.320.388-47, bearer of Identity Card RG No. 12.605.359-5 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Gomes de Carvalho, 1069, suite 41, Itaim Bibi, ZIP Code 04547-004, and Mr. Luciano Douglas Colauto, Brazilian, divorced, attorney, enrolled with the CPF/MF under No. 129.559.468-42, bearer of Identity Card RG No. 17.470.546-3 SSP/SP, resident and

(Portuguese version shall prevail) Exhibit 99.1
domiciled in São Paulo, State of São Paulo, with address at Rua Gomes de Carvalho, 1069, suite 41, Itaim Bibi, ZIP Code 04547-004, for the positions of effective member and alternate member of the Fiscal Council, respectively; and (ii) with 671,666,324 votes in favor, 94,313 votes against and 22,266,340 abstentions, Mr. Rubens Barletta, Brazilian, divorced, attorney, enrolled with the CPF/MF under No. 397.909.328-04, bearer of Identity Card RG No. 3.540.429-2 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Praça Ramos de Azevedo, 209, 5th floor, suite 52, República, ZIP Code 01037-010, and Mr. Roberto Figueiredo Mello, Brazilian, married, attorney, enrolled with the CPF/MF under No. 532.755.358-20, bearer of Identity Card RG No. 3.922.596 SSP/SP, resident and domiciled in São Paulo, State of São Paulo, with business address at Rua Líbero Badaró, 293 – 27th floor, Centro, ZIP Code 01009-907, for the positions of effective member and alternate member of the Fiscal Council, respectively.

The investiture of the members of the Fiscal Council hereby elected or re-elected, as applicable, is subject to the execution of their respective instruments of investiture, to be drawn up in the appropriate book, and such members accepted their respective positions, declaring that they are fully aware of the applicable legislation, meet all legal requirements for holding office, and are not prevented from exercising such positions under special law, as a result of criminal conviction or while under the effects thereof, with a sentence that prohibits, even temporarily, access to public office; or due to conviction for bankruptcy-related crimes, malfeasance in office, bribery, extortion, embezzlement, or crimes against the popular economy, the national financial system, antitrust law, consumer relations, public faith, or property.

7.11.To approve, by majority vote, with 946,092,677 votes in favor, 59,859,058 votes against and 3,903,467 abstentions, pursuant to the Management Proposal, the total annual aggregate compensation of the Company's management and Fiscal Council, in the amount of up to R$136,275,531.36 (one hundred and thirty-six million, two hundred and seventy-five thousand, five hundred and thirty-one reais and thirty-six centavos).

At the Extraordinary General Shareholders' Meeting:

7.12.To approve, by majority vote, with 1,010,542,767 votes in favor, 278,678 votes against and 1,371,908 abstentions, the amendment of Article 4 of the Company's Bylaws to complement the Company's corporate purpose, in order to include the activity of extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials, pursuant to the Management Proposal, which shall now read as follows:

“Article 4 – The objects of the Company are:

(a)manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or

(Portuguese version shall prevail) Exhibit 99.1
those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;
(b)formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;
(c)provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries;
(d)transportation, by itself or by third parties;
(e)holding interest as a partner or shareholder in any other company or project;
(f)operation of port terminals;
(g)generation and sale of electricity, including the retail sale of electricity and the wholesale of electricity;
(h)rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;
(i)rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area;
(j)operation of airports and landing fields;

(k)carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose; and

(l)extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials.”

7.13.To approve, by majority vote, with 1,010,764,183 votes in favor, 28,699 votes against and 1,400,471 abstentions, the amendment of the Company's Bylaws to reflect

(Portuguese version shall prevail) Exhibit 99.1
the amendment of its Article 5, as a result of the capital increase carried out within the limit of the authorized capital, approved at the Board of Directors' Meeting held on December 10, 2025, which shall now read as follows:

“Article 5 – The Company’s share capital, fully subscribed and paid up, is twenty-four billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL24,269,281,424.63), divided into one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value.”

7.14.To approve, by majority vote, with 1,010,514,026 votes in favor, 28,711 votes against and 1,650,616 abstentions, the consolidation of the Company's Bylaws to reflect the amendments to its Articles 4 and 5 as a result of the amendments described in items 7.12 and 7.13 above, as set forth in Annex A to these Minutes.

7.15.To approve, by majority vote, with 1,010,764,460 votes in favor, 29,903 votes against and 1,398,990 abstentions, the authorization for the Company's management to take all measures necessary to implement the matters hereby approved, pursuant to applicable law.

8.CLOSURE AND APPROVAL OF THE MINUTES: Upon conclusion of the resolutions, the Annual and Extraordinary General Shareholders' Meetings were suspended for the time necessary to draft these minutes. Once the meetings were resumed, these minutes were read, found to be in order, approved and signed by those present, and, pursuant to paragraph 1 of Article 47 of CVM Resolution No. 81/22, the shareholders whose distance voting ballots were deemed valid by the Company and those shareholders who registered their attendance through the electronic remote participation system made available by the Company were considered signatories of the minutes. The List of Shareholders in attendance is included as Annex B to these minutes.

Salvador, April 23, 2026.

Board:

______________________________	______________________________
Mariana de Freitas Barreiro Scacchetti Chairperson	Thenard Antunes Figueiredo Secretary

(Portuguese version shall prevail) Exhibit 99.1
ANNEX A

CONSOLIDATED BYLAWS

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

CHAPTER I
NAME, HEAD OFFICE, DURATION
AND PURPOSE
Article 1 – SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph – With the admission of the Company in the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, including its controlling shareholders, managers and audit board members, when installed, are subject to the Novo Mercado Regulations of the B3 (“Novo Mercado Rules”).

Article 2 – The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.
Article 3 – The Company shall have indeterminate duration.

Article 4 – The objects of the Company are:

(a)manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood, products related to the printing industry, and accessory products or those sold alongside them, including but not limited to stationery products, cleaning products, and other sanitary and personal hygiene products, and their respective accessories;
(b)formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management, as well as the conservation of native forest;
(c)provision of services, and import, export and commercial operation of assets related to the Company’s purposes, including but not limited to the resale and/or promotion, even through electronic means, of goods and products that are

(Portuguese version shall prevail) Exhibit 99.1
part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce to trade goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or brands licensed by or to the Company and/or its subsidiaries;
(d)transportation, by itself or by third parties;
(e)holding interest as a partner or shareholder in any other company or project;
(f)operation of port terminals;
(g)generation and sale of electricity, including the retail sale of electricity and the wholesale of electricity;
(h)rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;
(i)rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area;
(j)operation of airports and landing fields;

(k)carrying out of theoretical and/or experimental, basic and/or applied research, with the aim of producing new knowledge, as well as on developing and marketing its technological solutions, products and services to the agroforestry sector and/or other sectors related to the Company’s corporate purpose; and

(l)extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials.

CHAPTER II
CAPITAL STOCK AND SHARES
Article 5 – The Company’s share capital, fully subscribed and paid up, is twenty-four billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents (BRL 24,269,281,424.63), divided into one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen (1,264,117,615) common shares, all registered, book entry and with no par value. common shares, all registered, book entry and with no par value.

(Portuguese version shall prevail) Exhibit 99.1
§ One – The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.
§ Two – In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§     Three – The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.
§ Four – In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.
Article 6 – Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.
CHAPTER III
THE SHAREHOLDERS MEETING
Article 7 – The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.
Sole Paragraph – The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, or (ii) the change or the exclusion of Article 30 below, shall be called, with at least, sixty (60) days in advance.
Article 8 – The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall

(Portuguese version shall prevail) Exhibit 99.1
request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.
CHAPTER IV
THE MANAGEMENT
Article 9 – The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.
Article 10 – The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.
§ One – The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.
§ Two – The investiture of the managers and members of the Audit Board , sitting and substitute members is conditional to the execution of the instrument of investiture, which shall reflect its subjection to the commitment clause referred to in Article 34 of these Bylaws.
§ Three – The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person, except in the event of a vacancy, subject to the terms of the Novo Mercado Rules.
Article 11 – The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.
SECTION I
THE BOARD OF DIRECTORS
Article 12 – The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.
§ One – Out of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, provided that the characterization of the individuals

(Portuguese version shall prevail) Exhibit 99.1
appointed to the Board of Directors as independent board members must be approved at the shareholders’ meeting which elects them.
§ Two – When, due to the calculation of the percentage set forth in the paragraph above, the result generates a fractional number, the Company shall round to the nearest greater whole number.
Article 13 – The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.
§ One – Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.
§ Two – Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.
§ Three – Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.
§ Four – The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s

(Portuguese version shall prevail) Exhibit 99.1
external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.
§ Five – The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

(Portuguese version shall prevail) Exhibit 99.1
Article 14 – The following shall be the attributes of the Board of Directors:
(a)to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;
(b)if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;
(c)to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;
(d)if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;
(e)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;
(f)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;
(g)if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;
(h)if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;
(i)to monitor and evaluate the economic and financial performance of the Company;

(Portuguese version shall prevail) Exhibit 99.1
(j)to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;
(k)to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of Law No. 6,404/76 (“Corporations Law”);
(l)subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;
(m)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;
(n)to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;
(o)if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;
(p)if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:
(p.1)to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Article;
(p.2)to give a real guarantee of any nature, or to give a chattel mortgage;
(p.3)to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;
(p.4)to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(Portuguese version shall prevail) Exhibit 99.1
(p.5)to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;
(p.6)to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;
(q)to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;
(r)to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Article 15 below;
(s)if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non- statutory Executive Officer, and non-statutory Executive Officers may also be named as Executive Vice-Presidents, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ; and

(t)if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company's shares, in cases of tender offer (“OPA”) for cancellation of registration as a publicly held company.
Article 15 – The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.
§ One – The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.
§ Two – The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the

(Portuguese version shall prevail) Exhibit 99.1
administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.
Article 16 – The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:
(a)to represent the Board of Directors in dealings with other parties;
(b)to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;
(c)to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and
(d)to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.
Article 17 – If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.
§ One – If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.
§ Two – The substitutions provided for in this Article shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.
SECTION II
THE STATUTORY EXECUTIVE BOARD OF OFFICERS
Article 18 – The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer, which may be named exclusively as President, and between four (4) and nine (9) Statutory Executive Officers, who may also be named as Statutory Executive Vice-Presidents, resident and domiciled in Brazil, and of recognized technical

(Portuguese version shall prevail) Exhibit 99.1
and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.
§ One – The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.
§ Two – The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.
§ Three – The managers are not permitted to give personal guarantees.
Article 19 – In the temporary absence:
(a)of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;
(b)of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.
§ One – In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.
§ Two – Subject to the terms of line “b” of the head paragraph of this Article, substitutions made under this Article shall result in the substitute having the post of the

(Portuguese version shall prevail) Exhibit 99.1
person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.
Article 20 – The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.
§ One – The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.
§ Two – Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.
§ Three – The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously
Article 21 – The following shall be attributions of the Statutory Executive Board of Officers:
(a)to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;
(b)to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;
(c)to produce monthly interim financial statements and deliver them to the Board of Directors;
(d)to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;
(e)to propose to the Board of Directors the approval of the procedures referred to in Articles 27 and 28 of these Bylaws;
(f)to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial,

(Portuguese version shall prevail) Exhibit 99.1
financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;
(g)to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Article 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;
(h)to open and/or close branch offices or warehouses throughout the whole of Brazil;
(i)to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and
(j)to seek continuous improvement in the organizational climate and results.
Article 22 – In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.
§ One – The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.
§ Two – No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.
§ Three – The Company may, subject to the terms of this Article, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:
(a)in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(Portuguese version shall prevail) Exhibit 99.1
(b)representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;
(c)representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and
(d)representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.
§ Four – Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.
Article 23 – The following are attributions of the Chief Executive Officer:
(a)without prejudice to the terms of Article 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;
(b)to represent the Company in its public and private relationships at high level;
(c)to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;
(d)to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;
(e)to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;
(f)to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(Portuguese version shall prevail) Exhibit 99.1
(g)to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;
(h)to propose to the Board of Directors:
(h.1)setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;
(h.2)decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;
(h.3)acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and
(h.4)formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.
Sole Paragraph – Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

(Portuguese version shall prevail) Exhibit 99.1
CHAPTER V
THE AUDIT BOARD
Article 24 – The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.
§ One – In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.
§ Two – The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.
CHAPTER VI
THE STATUTORY AUDIT COMMITTEE
Article 25 – The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.
§ One – The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.
§ Two – The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, in accordance with the following criteria: (i) at least one of the members of the SAC shall be an independent member of the Company, according to the definition of the Novo Mercado Rules; (ii) at least one of the members of the SAC shall not be a member of the Board of Directors of the Company; (iii) the members of the SAC shall not integrate the Statutory Executive Board of Officers of the Company; (iv) the majority of the members shall meet the independence requirements indicated in CVM Instruction No. 308, of May 14, 1999, as amended; (v) at least one (1) member shall have a recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the

(Portuguese version shall prevail) Exhibit 99.1
securities are listed of the Company; and (vi) the same member may accumulate the characteristics described in items “i” and “v” above. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.
§ Three – It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.
§ Four – The SAC shall have the following duties:
(a)evaluate the quarterly financial information, interim financial statements and financial statements;
(b)supervise the financial area;
(c)ensure that the Statutory Executive Board of Officers develops reliable internal controls;
(d)ensure that the internal audit and the internal control areas perform its duties and that the independent auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;
(e)establish with the independent audit the work plan and the fee proposal;
(f)issue opinions on the hiring, compensation and replacement of the services of the independent audit;
(g)interact with the independent audit on matters related to the audit procedure;
(h)evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and
(i)evaluate and monitor the Company’s risk exposures.
§ Five – The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.
§ Six – The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

(Portuguese version shall prevail) Exhibit 99.1
CHAPTER VII
FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT
Article 26 – The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:
(a)a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;
(b)the amounts allocated to Contingency Reserves, if constituted;
(c)the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twentyfive percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Article; and
(d)the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.
§ One – As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.
§ Two – Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the

(Portuguese version shall prevail) Exhibit 99.1
application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.
§ Three – For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Article 26, consolidated “Operational Cash Generation” means the result of the following formula:
GCO = Adjusted EBITDA – Maintenance Capex
Where:
“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.
“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.
“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.
“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.
§ Four – Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Article.
§ Five – The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.
Article 27 – On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.
Article 28 – Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:
(a)declare a semi-annual dividend, on account of the annual dividend;

(Portuguese version shall prevail) Exhibit 99.1
(b)raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;
(c)declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.
Article 29 – The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.
CHAPTER VIII
TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST
Article 30 – Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.
§ One – For the purposes of these Bylaws:

(a)"Outstanding Shares" means all shares issued by the Company, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company's treasury; (iii) held by a company controlled by the Company; or (iv) directly or indirectly held by the managers of the Company;

(Portuguese version shall prevail) Exhibit 99.1
(b)“Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;
(c)“Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);
(d)“Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;
(e)“Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad; and
(f)“Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the controlling shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.
§ Two – The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.
§ Three – The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(Portuguese version shall prevail) Exhibit 99.1
(a)Economic Value to be determined in a valuation report drafted pursuant to § Thirteen and § Fifteen of this article, in compliance with applicable legal and regulatory rules (“Economic Value”); and
(b)one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System – SELIC (or the index that replaces it) up to the time of payment.
§ Four – The execution of the OPA mentioned in the caput of this Article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.
§ Five – The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.
§ Six – In the event that a Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company's Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Article, as provided in article 120 of the Corporations Law.
§ Seven – Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company's shares or (b) which give the right to receive the corresponding amount of the Company's shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Article 30.
§ Eight – The obligations contained in article 254-A of the Corporations Law and Article 31 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this Article.
§ Nine – For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line ”d” of Paragraph One of this Article, will not be computed the involuntary

(Portuguese version shall prevail) Exhibit 99.1
increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.
§ Ten – If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.
§ Eleven – The provisions of this Article 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).
§ Twelve – For the purposes of paragraph eleven of Article 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.
§ Thirteen - The appraisal report referred to in Paragraph Three of this Article shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and controlling shareholder(s). Further, the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Fourteen - The selection of the institution or specialized company responsible for determining the Economic Value of the Company is an exclusive competence of the Shareholders’ Meeting, based on the presentation, by the Board of Directors, of a triple list, provided that the respective resolution, not counting blank votes, shall be approved by a majority of votes of shareholders representing the Outstanding Shares attending such Shareholders’ Meeting, which, if installed by the first call notice, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if installed by the second call notice, may count on the presence of any number of shareholders holding Outstanding Shares.

§ Fifteen - The costs arising from the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER IX
SALE OF CONTROL
Article 31 – The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be contracted under the

(Portuguese version shall prevail) Exhibit 99.1
condition that the acquirer of the control undertakes to execute the tender offer of shares, which shall contemplate shares issued by the Company owned by the other shareholders, observing the conditions and terms established in the current legislation, regulations and the Novo Mercado Rules, in order to assure them equal treatment to that given to the selling shareholder.

CHAPTER X
PROCEDURES FOR NEW ACQUISITIONS

Article 32 – Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company's Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.
§ One – In addition, the Person characterized in the caput of this Article will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the counter market trades.
§ Two – The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company's shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.
§ Three – In the event that the Person does not comply with the obligations imposed by this Article, the provisions of Article 30, Seventh Paragraph, above.
CHAPTER XI
LIQUIDATION
Article 33 – The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

(Portuguese version shall prevail) Exhibit 99.1
CHAPTER XII
ARBITRATION PROCEEDING

Article 34 – The Company, its shareholders, managers and members of the Audit Board, sitting or substitute members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulation or controversies that may arise between them, relating to or arising from their condition as an issuer, shareholder, administrator and/or member of the Audit Board, in special, of the provisions contained in Law No. 6,385/76, the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the other regulations of B3 and the Novo Mercado Listing Agreement.

* * * *

(Portuguese version shall prevail) Exhibit 99.1
ANNEX B

LIST OF SHAREHOLDERS

Pursuant to paragraphs 1 and 2 of Article 47 of CVM Resolution No. 81/22, the shareholders in attendance are deemed signatories of the minutes of this Meeting:

At the Annual General Shareholders' Meeting:

Shareholders attending via the electronic participation system:

BERNOULLI LP CLUBE DE INVESTIMENTOS
Representative: Daniel Rocha da Silva

EVC FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, QUANTITAS FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES MONTECRISTO RESPONSABILIDADE LIMITADA, QUANTITAS MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, QUANTITAS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO MALDIVAS LONG SHORT RESPONSABILIDADE LIMITADA, QUANTITAS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO CAPRI PREV FIFE RESPONSABILIDADE LIMITADA
Representative: Vinicius Piccinini

(Portuguese version shall prevail) Exhibit 99.1
JGP B PREVIDÊNCIA FIFE MASTER AÇÕES FI FINANCEIRO - CIA - RESP LIMITADA, FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I, JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, RÉGIA BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FIF EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, JGP EQUITY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, JGP LS STRATEGY FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESP LTDA, MOSTEIRO FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, JGP COMPOUNDERS MASTER FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA, SANTA CRISTINA FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA, RÉGIA EQUITIES ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESP LIMITADA
Representative: Bruno Bernardo Ramos

IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA, IT NOW IBOVESPA FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA, IT NOW IMAT FUNDO DE ÍNDICE, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ INDEX AÇÕES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ PHOENIX AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ S&P/B3 LOW VOLATILITY™ FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ VOTL FUNDO DE INVESTIMENTO FINANCEIRO

(Portuguese version shall prevail) Exhibit 99.1
MULTIMERCADO RESPONSABILIDADE LIMITADA, LAZARD ACTIONS EMERGENTES, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ FLEXPREV SMART AÇÕES BRASIL FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, AMUNDI FUNDS, IT NOW IGCT FUNDO DE ÍNDICE INVESTIMENTO SUSTENTÁVEL – RESPONSABILIDADE LIMITADA, AMLC EQUITY, AMUNDI INDEX SOLUTIONS, FIDELITY FUNDS SICAV, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ ÍNDEX AÇÕES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO IQ AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ CAIXA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ PREVIDÊNCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ SIRIUS FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, CAMBRIDGE UNIVERSITY ALL WORLD EQUITY FUND, FIDELITY FUNDS 2, ITAÚ ARTAX ENDURANCE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ HUNTER LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ALVORADA MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ IBRX ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO ESG AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, LCL ACTIONS EMERGENTS, MEDIOLANUM BEST BRANDS - MEDIOLANUM MULTI ASSET ESG SELECTION, MOST DIVERSIFIED PORTFOLIO SICAV,

(Portuguese version shall prevail) Exhibit 99.1
STICHTING JURIDISCH EIGENDOM FGR VGZ, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, SUDOESTE FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, VIA AM SICAV, THE BANK OF NEW YORK
Representative: Lívia Beatriz Silva do Prado

(Portuguese version shall prevail) Exhibit 99.1

Shareholders attending by means of a distance voting ballot:

FUNDO DE INVESTIMENTO EM AÇÕES DIMORAES, JORGE FEFFER, SANTANDER STAR LONG & SHORT DIRECIONAL RESP LIMITADA FIF MULTIMERCADO, CARTEIRA AÇÕES ZURICH SANTANDER, ORGANON MASTER FUNDO DE INVESTIMENTO DE AÇÕES, GABRIELA FEFFER MOLL , ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BRASIL V LLC, DYNAMO BRASIL VI LLC, DYNAMO BRASIL VIII LLC, DYNAMO BRASIL IX LLC, PRÓPRIO CAPITAL FUNDO DE INVESTIMENTOS EM AÇÕES, DYNAMO BRASIL I LLC, DYNAMO COUGAR MASTER FIA, DYNAMO BRASIL XV LP, DYNAMO BRASIL III LLC, TENAX TOTAL RETURN MASTER FIF MULT RESP LIMITADA, HOSSEGOR FUNDO DE INVESTIMENTO EM AÇÕES - RESPONSABILIDADE LIMITADA, SANTANDER SELEÇÃO LONG BIASED RESP LIMITADA FIF MULTIMERCADO, CLUBE INV. SID. TUBARAO - CIEST, FUNDO MUTUO DE PRIVATIZACAO FGTS CARTEIRA LIVRE, SAM SELEÇÃO DINÂMICO AÇÕES BDR NÍVEL 1 FUNDO DE INVESTIMENTO, IAJA SAM RESP LIMITADA FIF AÇÕES, SANTANDER ETHICAL SUSTENTABILIDADE IS AÇÕES - FIF RESPONSABILIDADE LIMITADA, SANTANDER IBOVESPA PASSIVO RESP LIMITADA FIF AÇÕES, JNJ IBRX PASSIVO FIF RESPONSABILIDADE LIMITADA, INVESTFORT PENEDO FIF - CIA - RESP LTDA, CLUBE DE INVESTIMENTO PENEDO, FIA MAMORE, FIA HEIWA, TENAX AÇÕES MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, TENAX INSTITUCIONAL AÇÕES MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, DAVID FEFFER, RUBEN FEFFER, DANIEL FEFFER, ALDEN FUNDO DE INVESTIMENTO EM AÇÕES, FUNDAÇÃO ARYMAX, POLPAR S.A., SUZANO HOLDING S.A., TRÍGONO PARTHENON MASTER FIA, SANTANDER IBOVESPA ATIVO INSTITUCIONAL RESP LIMITADA FIF AÇÕES, SANTANDER PREV IBOVESPA ATIVO RESP LIMITADA FIF AÇÕES, SANTANDER IBX RESP LIMITADA FIF AÇÕES, SANTANDER PREV SELEÇÃO RESP LIMITADA FIF AÇÕES, SANTANDER SELEÇÃO RESP LIMITADA FIF AÇÕES, FW MASTER FIC FIA BDR I, SANTANDER PREV ETHICAL SUSTENTABILIDADE IS AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESP LIMITADA, SANTANDER PREV SELEÇÃO LONG BIASED RESP LIMITADA FIF MULTIMERCADO, COLLEGE RETIREMENT EQUITIES FUND, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, COLONIAL FIRST STATE INVESTMENT FUND 50, GOLDMAN SACHS PARAPLUFONDS 1 N.V., ROBERTO LUIS DA SILVA REGO, COLUMBIA THREADNEEDLE INV FUNDS (UK) ICVC-CT LATIN AME FUND, RAFAEL DE SOUSA, COLUMBIA EMERGING MARKETS CONSUMER ETF, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, EMERGING MARKETS EQUITY GROUP TRUST, WM POOL - EQUITIES TRUST NO 74, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, CITY OF FRESNO RETIREMENT SYSTEM, SCHRODER ADVANCED B. G. E. VALUE FUND, BB TOP AÇÕES ESTRATÉGIA MULTIFATORIAL EXCLUSIVO

(Portuguese version shall prevail) Exhibit 99.1
FI RL, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, QSMA1 LLC, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, WM POOL - EQUITIES TRUST NO. 75, NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR, WELLINGTON TRUST COMPANY N.A., CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, WERNER MUELLER ROGER, CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR EMERGIN, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, SPDR S&P EMERGING MARKETS EX-CHINA ETF, ROTHKO EMERGING MARKETS ALL CAP EQUITY FUND, L.P., INVESTERINGSFORENINGEN LAEGERNES INVEST, LI AKTIER, ALLSPRING EMERGING MARKETS EQUITY CIT, ARGA EMERGING MARKETS EX CHINA FUND, A SERIES OF A, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, EMERGING MARKETS COMPLETION FUND, L.P., XTRACKERS (IE) PUBLIC LIMITED COMPANY, MEDICAL ASSURANCE SOCIETY NEW ZEALAND LIMITED, VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS INDEK, CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY 16619-9975, SUN LIFE MFS LOW VOLATILITY GLOBAL EQUITY FUND, CAPITAL GROUP EMERGING MARKETS EQUITY COLLECTIVE TRUST (US), CIBC EMERGING MARKETS INDEX FUND, AWARE SUPER PTY LTD, NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR, BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES, STICHTING AHOLD DELHAIZE PENSIOEN, AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, TRPH CORPORATION, TEXAS MUNICIPAL RETIREMENT SYSTEM, DWS LATIN AMERICA EQUITY FUND, PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND, CARLOS ALBERTO BATISTA DA SILVA, ABRDN OEIC I-ABRDN LATIN AMERICAN EQUITY FUND, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, COLONIAL FIRST STATE INVESTMENT FUND 110, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, REASSURE LIMITED, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, VANGUARD EMERGING MARKETS EX-CHINA ETF, THE HARTFORD INTERNATIONAL VALUE FUND, MGI FUNDS PLC, ORI CAPITAL I MASTER FIA, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, JOELSON VIEIRA DA SILVA, ELTON SANTOS, FRANKLIN TEMPLETON INVESTMENT FUNDS, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, RUSSELL INVESTMENTS GLOBAL SHARES INDEX FUND, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, EMERGING MARKETS EQUITY SELECT ETF, NEW SOUTH WALLES TR CORP

(Portuguese version shall prevail) Exhibit 99.1
AS TR FOR THE TC EMER MKT SHAR FUND, RODRIGO PEREIRA DA SILVA, BB ETF IAGRO-FFS B3 FUNDO DE ÍNDICE, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ DLVR FOND, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET GROWTH, LAZARD/WILMINGTON COLLECTIVE TRUST, PEDRO RONALDO DE CARVALHO PRAXEDES, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, CAPITAL GROUP NEW GEOGRAPHY EQUITY ETF, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, BRIGHTHOUSE FUNDS TRUST II - VANECK GLOBAL NATURAL, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, GMO RESOURCES UCITS FUND, A SUB-FUND OF GMO INVEST, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, MSCI EQUITY INDEX FUND B - BRAZIL, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, STICHTING PHILIPS PENSIOENFONDS, LEGAL & GENERAL DIVERSIFIED FUND, GMO CLIMATE CHANGE INVESTMENT FUND, A SUB-FUND OF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, MSCI ACWI EX-U.S. IMI INDEX FUND B2, ABRDN SICAV I - DIVERSIFIED INCOME FUND, USAA INTERNATIONAL FUND, ALLSPRING EMERGING MARKETS EQUITY FUND, FRANKLIN LIBERTYSHARES ICAV, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, ANTIPODES GLOBAL SHARES (QUOTED MANAGED FUND), HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS, PRINCIPAL LIFE INSURANCE COMPANY, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, BB TOP ACOES ASG BRASIL FIA, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, ISHARES GLOBAL TIMBER & FORESTRY ETF, BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, INTERNATIONAL MONETARY FUND, BRANDES EMERGING MARKETS VALUE FUND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, ROBECO CAPITAL GROWTH FUNDS, LEGAL GENERAL U. ETF P. LIMITED COMPANY, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, BMO MSCI ACWI PARIS ALIGNED CLIMATE EQUITY INDEX E, ANTIPODES INTERNATIONAL VALUE FUND LP, EURIZON CAPITAL S.A., INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, LAZARD GLOBAL ACTIVE FUNDS, PLC, SCHWAB EMERGING MARKETS EQUITY ETF, THE

(Portuguese version shall prevail) Exhibit 99.1
BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, COLUMBIA EM CORE EX-CHINA ETF, THE UNITED NATIONS JOINTS STAFF PENSION FUND, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, PEOPLE S BANK OF CHINA, VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, LEONARDO CAJUEIRO D AZEVEDO, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, JOSIVALDO JOSE DOS ANJOS, STATE STREET ICAV, SAS TRUSTEE CORPORATION POOLED FUND, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, JPOOL 1, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, HSBC ETFS PUBLIC LIMITED COMPANY, GENUS EMERGING MARKETS EQUITY COMPONET, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, CARLOS ALBERTO SOUZA SANTOS, LUIZ OTAVIO DE OLIVEIRA RAMOS, UBS FUND MNG(SWITZERLAND)AG OBO K INST F-AKTIEN EMG MARKETS, AMUNDI CCF - AMUNDI ESG GLOBAL LOW CARBON FUND, STICHTING PENSIOENFONDS HOOGOVENS, FREDERICO BOTASSO DE OLIVEIRA, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, LUCAS COLZANI, INVESCO BCPL BADGER FUND, LEBLON 70 BRASILPREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, INVESCO MSCI GLOBAL TIMBER ETF, AMERICAN FUNDS INS SERIES NEW WORLD FUND, GMO CLIMATE CHANGE FUND, A SERIES OF GMO TRUST, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LUIZ BARSI FILHO, VONTOBEL FUND II, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, CUSTODY B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, GMO CLIMATE CHANGE SELECT INVESTMENT FUND, A SUB-F, TERESINHA DE JESUS F ANDRADE, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, INTERNATIONAL EQUITY FUND, ANTIPODES EMERGING MARKETS FUND, ORI CAPITAL II MASTER FIA, NEW AIRWAYS PENSION SCHEME, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, MFS DEVELOPMENT FUNDS, LLC, CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, FORD MOTOR CO

(Portuguese version shall prevail) Exhibit 99.1
DEFINED BENEF MASTER TRUST, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE EMERGING M.S. OF THE DFA I.T.CO., FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND, WILMAR KLEEMANN, JULIANO BATISTA BENEDETTO, ALFRED P. SLOAN FOUNDATION, PACIFIC SELECT FUND, MOBIUS LIFE LIMITED, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, JOSE RAMOS DE ALMEIDA, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), PACIFIC CAPITAL UCITS FUNDS PLC, ASSET MANAGEMENT EXCHANGE UCITS CCF, ELDER SANTOS NAZARETH, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPACI, MARCIO JOSE DE GOUVEIA DA COSTA ARANTES, PGIM FUNDS PUBLIC LIMITED COMPANY, GMO RESOURCES FUND, A SERIES OF GMO TRUST, INDUSTRIENS PENSIONFORSIKRING, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, TM FULCRUM DIVERSIFIED ABSOLUTE RETURN FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, BB TOP ACOES EXPORTACAO FIA, WELLS FARGO ADVANT EMERGING MARKETS EQUITY FUND, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, MORNINGSTAR INTERNATIONAL EQUITY FUND, A SERIES OF, COLONIAL FIRST STATE GLOBAL SHARE FUND 16, STATE STREET C S (IR) LTD ON B O R INV IR LIMITED, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, GUSTAVO CASSIA KAKEIA, EMERGING MARKETS INDEX NON-LENDABLE FUND, KEB HANA BANK ATF K P P G V E MASTER INVESTMENT TRUST 1, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNA, GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET AGGRESSI, CIBC EMERGING MARKETS EQUITY INDEX ETF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, LEBLON ACOES II MASTER FIA, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, ANTIPODES GLOBAL FUND, SKAGEN VEKST VERDIPAPIRFOND, ABERDEEN MANAGED DISTRIBUTION FUND, LAZARD REAL ASSETS AND PRICING OPPORTUNITIES PORTF, FULCRUM FUNDS SPC-FULCRUM ENERGY-INFRAEST-RENEWABLES FUND SP, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, BB ETF INDICE BOVESPA B3 BR+ FUNDO DE INDICE RESP LTDA, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, CHRISTIANO DAVID DEL RIO DE OLIVEIRA, THE LAZARD FUNDS INC, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, MERCER UCITS COMMON CONTRACTUAL FUND, KAPITALFORENINGEN INVESTIN PRO, PENSAM EQUITIES 1, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, MINISTRY OF ECONOMY AND FINANCE, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, BMO MSCI EMERGING MARKETS INDEX ETF,

(Portuguese version shall prevail) Exhibit 99.1
ADMIR TADEU ROSSINI, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET BALANCED, STATE OF CONNECTICUT ACTING T. ITS TREASURER, METZLER ASSET MANAGEMENT GMBH FOR MI-FONDS K18, GMO CLIMATE CHANGE TRUST, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, MFS MERIDIAN FUNDS - GLOBAL FLEXIBLE MULTI-ASSET F, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, HOSTPLUS POOLED SUPERANNUATION TRUST, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN, THE INCUBATION FUND, LTD., GMO RESOURCE TRANSITION FUND, A SERIES OF GMO TRUS, PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, BRASILPREV TOP A FUNDO DE INV DE ACOES, ISHARES PUBLIC LIMITED COMPANY, VANECK ICAV, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, THE BANK OF N. Y. M. (INTER) L. AS T. OF B. M. A. FUND, SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND, IRINEU DARIO STAUB, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, STICHTING PENSIOENFONDS VOOR DE ZORG EN WELZIJN, LAZARD/WILMINGTON ACW EX-US DIVERSIFIED ADVANTAGE, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, BETASHARES CLIMATE CHANGE INNOVATION ETF, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, SOCIAL PROTECTION FUND, BB ETF NDICE DIVERSIDADE B3 INVESTIMENTO SUSTENTVEL FUNDO DE, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, ALASKA COMMON TRUST FUND, T. ROWE PRICE EMERGING MARKETS EQUITY RESEARCH ETF, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD INVESTMENT SERIES PLC, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, XTRACKERS, AVIVA LIFE PENSIONS UK LIMITED, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, OSMAR AILTON ALVES DA CUNHA, PRINCIPAL VARIABLE CONTRACTS FUNDS,INC-DIVER INT ACCOUNT, BB ACOES EQUIDADE IS FIF RESPONSABILIDADE LTDA, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, RUSSELL INVESTMENT COMPANY TAX-MANAGED REAL ASSETS, MICHELIN NORTH AMERICA (CANADA) INC. MASTER TRUST, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, TM FULCRUM DIVERSIFIED LIQUID ALTERNATIVES FUND, BRANDES INSTITUTIONAL EQUITY TRUST, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, DODGE COX EMERGING

(Portuguese version shall prevail) Exhibit 99.1
MARKETS STOCK FUND, CHEVRON UK PENSION PLAN, VANGUARD EMERGING MARKETS SHARES INDEX FUND, PICTET GLOBAL SELECTION FUND - G G M FUND, OSNALDO DE SANTANA SANTOS, LEBLON ITAU PREV FIFE FIA, EMERGING MARKETS GROWTH FUND INC, AVIVA INVESTORS, JNL EMERGING MARKETS INDEX FUND, HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, WARMAN INVESTMENTS PTY. LIMITED, GOVERNMENT OF SINGAPORE, ISHARES MSCI EMERGING MARKETS ETF, GUSTAVO TALAVEIRA DA SILVA, THIAGO VALENTIM PIXITORI CARDOSO, ROYAL LONDON EQUITY FUNDS ICVC, IBM 401 (K) PLUS PLAN, PFA PENSION FORSIKRINGSAKTIESELSKAB, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, PUBLIC SECTOR PENSION INVESTMENT BOARD, BEST INVESTMENT CORPORATION, EMERGING MARKETS LARGE/MID CAP FUND, CARLOS EDUARDO ARAUJO DA FONSECA, STATE OF NEW MEXICO STATE INV. COUNCIL, ISHARES MSCI ACWI EX U.S. ETF, STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE, LAZARD EMERGING MARKETS FUND, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENTS FUND, AUSTRALIAN RETIREMENT TRUST, CANADA PENSION PLAN INVESTMENT BOARD, CITY OF NEW YORK GROUP TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, JOSE RAMIRO VALENTIM SILVA, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, IAGO LUAN DOS SANTOS DE SOUSA, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, VANGUARD GLOBAL CAPITAL CYCLES FUND, PRINCIPAL DIVERSIFIED REAL ASSET CIT, GILSON MORAIS LOPES, GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST, TRINITY COLLEGE CAMBRIDGE, BB MAR AZUL ACOES FUNDO DE INVESTIMENTO, LAZARD EMERGING MARKETS EQUITY FUND, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, CAPITAL GROUP EMERGING MARKETS RESTRICTED EQUITY C T (US), ISHARES MSCI EMERGING MARKETS VALUE FACTOR ETF, SPDR MSCI ACWI LOW CARBON TARGET ETF, ANTIPODES GLOBAL FUND - LONG, FELLIPPE GUSTAVO BHRER, BLACKROCK GLOBAL FUNDS, VOYA VACS SERIES EME FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, STICHTING PENSIOENFONDS PGB, IMCO EMERGING MARKETS PUBLIC EQUITY LP, WASHINGTON STATE INVESTMENT BOARD,

(Portuguese version shall prevail) Exhibit 99.1
SBC MASTER PENSION TRUST, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, CENTRAL PROVIDENT FUND BOARD, NUEVO SUMATRA ACOES FDO DE INVESTIMENTO, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, MFS LOW VOLATILITY GLOBAL EQUITY FUND, CATHOLIC RESPONSIBLE INVESTMENTS INTERNATIONAL EQU, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, NORGES BANK, TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS, BB ONDINA II ACOES FI - BDR NIVEL I, PUBLIC TRUST AS TRUSTEE FOR AMP WHOLESALE E MARKETS FUND, LEBLON EQUITIES INSTITUCIONAL I FUNDO DE INVESTIMENTO DE ACO, DEUTSCHE INVEST I BRAZILIAN EQUITIES, RAPHAEL SAULORS CHAPUR, MATTHEWS ASIA FUNDS - EMERGING MARKETS EX CHINA EQ, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, MACKENZIE EMERGING MARKETS EQUITY INDEX ETF, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, INVESCO CLEANTECH ETF, THE MASTER TR BK OF JP,LTD AS TR OF SCHRODER BRICS EQ MTHR F, PICTET - TIMBER, PRINCIPAL GLOBAL INVESTORS COLLECTIVE INVESTMENT TRUST, PINNACLE ICAV - ANTIPODES GLOBAL FUND LONG - UCITS, VINICIUS TANAKA BALOGH, MULTI SOLUTIONS - PICTET MULTI ASSET OPPORTUNITIES, REGINALDO GONCALVES DE LIMA JUNIOR, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, PINGROUP COLLECTIVE INVESTMENT TRUST, FLORIDA RETIREMENT SYSTEM TRUST FUND, UTAH STATE RETIREMENT SYSTEMS, NORTHERN TRUST UCITS FGR FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142, STATE OF WYOMING, ISHARES MSCI BRIC ETF, RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F, BRASILPREV TOP ASG BRASIL FIA, MULTI STYLE MULTI MANAGER FUNDS PLC, SEBASTIAO EUDES ALVES, JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, LEBLON PREV FIM FIFE, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, MACQUARIE MULTI-FACTOR FUND, THE CALIFORNIA ENDOWMENT, INVESCO RAFI EMERGING MARKETS ETF, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, VANDERBILT UNIVERSITY, STATE OF NEW JERSEY COMMON PENSION FUND D, IVO SERGIO BARAN, SPDR MSCI ACWI EX-US ETF, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, LAZARD ESC EMERGING MARKETS EQUITY PORTFOLIO, THE CHURCH COMMISSIONERS FOR ENGLAND, AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, STATE STREET M BRAZIL I N L COMMON TRUST FUND, NATWEST TRUST AND DEP S L AS T F ST.JAMES'S P B M U TRUST, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, ABU

(Portuguese version shall prevail) Exhibit 99.1
DHABI RETIREMENT PENSIONS AND BENEFITS FUND, LEGAL & GENERAL CCF, ARERO - DER WELTFONDS -NACHHALTIG, UTIMCO SP II LLC, ANTONIO PIMENTEL REIS, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, BB ETF IBOVESPA FUNDO DE INDICE, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, SKAGEN KON-TIKI VERDIPAPIRFOND, PEDRO BULACH GAPSKI, TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK, PICTET - EMERGING MARKETS INDEX, M AND G FUNDS 1 LAZARD GLOBAL EMERGING MARKETS EQUITY FUND, BNP PARIBAS EASY MSCI ACWI SRI S - SERIES PAB 5% CAPPED UCIT, PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 1, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, GOLDMAN SACHS FUND III, MICHELIN NORTH AMERICA INC. MASTER RETIREMENT TRUST, COLONIAL FIRST STATE EMERGING MARKETS FUND 6, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, CASSIO BERNARDO COSTA, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, VIRGINIA RETIREMENT SYSTEM, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, BLACKROCK LIFE LIMITED, ANDRE LUIS PINHEIRO, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, BB TOP MM BALANCEADO FI LP, LUIZ BERNARDO BEGIATO, VANGUARD FUNDS PUBLIC LIMITED COMPANY, MARCELO PEREIRA SETTE, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, ISHARES CORE MSCI EMERGING MARKETS ETF, MFS INVESTMENT FUNDS - LOW VOLATILITY GLOBAL EQUITY FUND, GILBERTO ANTONIO DE MELLO, DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF, CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, PICTET - GLOBAL MEGATREND SELECTION, ATAULFO LLC, HENRIQUE SOARES DE SOUZA, STOREBRAND SICAV, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, CAPITAL INTERNATIONAL FUND, RUTGERS, THE STATE UNIVERSITY, PRINCIPAL FUNDS, INC - DIVERSIFIED REAL ASSET FUND, KAPITALFORENINGEN DANSKE INV INST AFD D PENSION - AKTIER 10, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, MERCER QIF FUND PLC, EQ ADVISORS TRUST - EQ/LAZARD EMERGING MKTS EQUITY PORTFOLIO, STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE, DANILO SA URTIGA NOGUEIRA, INVESCO EMERGING MARKETS ENHANCED EQUITY UCITS ETF, ANTONIO BENAIAS SILVA JUNIOR, BRUNO JORDAO INACIO, GOLDMAN SACHS BEWAARSTICHTING I, SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400038099, EDERSON MENDES BATISTA, GAM INVESTMENT

(Portuguese version shall prevail) Exhibit 99.1
MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, ANGELO RODRIGUES COELHO, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, THRIFT SAVINGS PLAN, QUILTER INVESTORS TIMBER EQUITY FUND A SUB FUND OF, DWS INVEST LATIN AMERICAN EQUITIES, CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR AMONE M, VANECK VIP GLOBAL RESOURCES FUND, VANGUARD ESG INTERNATIONAL, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, SCHRODER INTL SELECTION F - LATIN AMERICAN, MULTI SOLUTIONS - PICTET MEGATENDANCES PROGRESSIF, WEST YORKSHIRE PENSION FUND, FRANCISCO OLAVIO TEIXEIRA COUTINHO, NORTHERN TRUST INVESTIMENT FUNDS PLC, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, RUSSELL INVESTMENTS REAL ASSETS, BB A57 FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABIL, PHILADELPHIA GAS WORKS PENSION PLAN, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BROCKEN-U, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, AMUNDI ESG GLOBAL LOW CARBON EX-CHINA FUND, PRINCIPAL CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERC, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI, NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET DEFENSIV, PARAMETRIC EMERGING MARKETS FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, FRANCISCO FARIAS CARVALHO, INTERNATIONALE KAPITALANLAGEGESELLSCHAFT MBH ACTING FOR ACCO, HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF, ISHARES IV PUBLIC LIMITED COMPANY, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, LEBLON ICATU PREVIDENCIA FIM, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, LEGAL & GENERAL ICAV, MANAGED PENSION FUNDS LIMITED, THRIFT SAVINGS PLAN, BLACKROCK GLOBAL INDEX FUNDS, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., ROBUSTA EMERGING MARKETS EQUITY FUND, FISHER INVESTMENTS INSTITUTIONAL FUNDS PUBLIC LTD COMPANY, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE MONETARY AUTHORITY OF SINGAPORE, VERIZON MASTER SAVINGS TRUST, EMERGING MARKETS EQUITY INDEX MASTER FUND, NEW WORLD FUND, INC., THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, HESTA, BRITISH COAL STAFF SUPERANNUATION SCHEME, LEBLON ACOES I MASTER FIA, VINICIUS SANTINI STIVALI, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, FT WILSHIRE GLOBAL LARGE MINIMUM VARIANCE INDEX FUND, NATWEST TRUSTEE N DEPOSITARY S L AS T OF ST. J S M U T,

(Portuguese version shall prevail) Exhibit 99.1
EMERGING MARKETS EX CHINA CORE EQUITY PORTFOLIO OF, EDUARDO PELLEGRINA FILHO, HENRI IVANOV BOUDINOV, LAZARD RET EM MKTS PORT OF THE LAZARD R.S.I., EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EMERGING MARKETS EQUITY FUND, ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND, PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 2, LEONARDO ARAUJO SCHENBERG, BB TOP ACOES IBOVESPA INDEXADO FI, NATIONAL EMPLOYMENT SAVINGS TRUST, PIERRE URBANA FERNANDES DE LIMA, CAPITAL GROUP EMERGING MARKETS GROWTH COLLECTIVE TRUST (US), MAIKO FREITAS DE ALENCAR, MFS LOW VOLATILITY GLOBAL EQUITY FUND CAN, COINVEST LTD, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, MARCIO SOBRAL QUEIJA, WESLEY ALBANO FERREIRA, RICARDO RUBIDO ALONSO, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, CARLOS ALBERTO FELCA SOARES, JPMORGAN FUNDS, ISHARES MSCI ACWI ETF, MARCELO FORNERETO, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, MARCO ANTONIO FERRAZ DE ARNELLAS, GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO, SCHRODER INTERNATIONAL SELECTION FUND, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, T ROWE PRICE FUNDS SICAV, THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF, FIRST TRUST LATIN AMERICA ALPHADEX FUND, MERCER EMERGING MARKETS SHARES FUND, BB MONTANHA MÁGICA II FUNDO DE INVESTIMENTO FINANCEIRO EM AÇ, ALASKA PERMANENT FUND, WELLS FARGO (LUX) WORLDWIDE FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, VONTOBEL FUND - FUTURE RESOURCES, BB TOP ACOES IBOVESPA ATIVO FI, STATE STREET IRELAND UNIT TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, PRINCIPAL CLARITAS LONG SHORT MASTER FUNDO DE INVESTIMENTO M, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, OMERS ADMINISTRATION CORPORATION, COMMONWEALTH SUPERANNUATION CORPORATION, CONSTRUCTION BUILDING UNIONS SUPER FUND, ISHARES MSCI BRAZIL ETF, MI-FONDS K26, WESLEY DINIZ, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, NUVEEN EMERGING MARKETS EQUITY INDEX FUND, T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, EMERGING MARKETS EQ FUND A SERIES OF 525 MARKET ST FUND LLC, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, ISHARES III PUBLIC LIMITED COMPANY, EMERGING MARKETS EX-CHINA EQUITY FUND, A SERIES OF, JAIRO PEREIRA BARBOSA, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, DEUTSCHE X-TRACKERS MSCI ALL

(Portuguese version shall prevail) Exhibit 99.1
WORLD EX US HEDGED EQUITY ETF, ABRDN OEIC VI-ABRDN EMERGING MARKETS EQUITY ENHANCED INDEX F, SIDNEY MAURY SENTONA, NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EX-US F, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, VANECK FUNDS GLOBAL RESOURCES FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, TEACHER RETIREMENT SYSTEM OF TEXAS, SSGA SPDR ETFS EUROPE I PLC, VOYA VACS INDEX SERIES EM PORTFOLIO, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, AQR UCITS FUNDS, BB TOP ACOES AGRO FUNDO DE INVESTIMENTO EM ACOES, 1895 FONDS FGR, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, GUILHERME OLIVEIRA NASCIMENTO, ASCENSION ALPHA FUND, LLC, PINNACLE ICAV - ANTIPODES GLOBAL FUND UCITS, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, PICTET - MULTI ASSET GLOBAL OPPORTUNITIES, BB ACOES GOVERNANCA FI, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET CAUTIOUS, BRASILPREV TOP PLUS FDO DE INVEST DE ACOES, JOSE EDUARDO JACQUES ROMAGNA, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, JOSE LUIZ MECHIA FERNANDES, SPDR SP EMERGING MARKETS ETF, MARCIO BASTOS COSTA, BORDER TO COAST GLOBAL MULTI FACTOR EQUITY INDEX F, PATRIQUE ALBANO, RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, TX A AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES

At the Extraordinary General Shareholders' Meeting:

Shareholders attending via the electronic participation system:

BERNOULLI LP CLUBE DE INVESTIMENTOS
Representative: Daniel Rocha da Silva

EVC FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, QUANTITAS FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES MONTECRISTO RESPONSABILIDADE LIMITADA, QUANTITAS MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, QUANTITAS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO MALDIVAS LONG SHORT RESPONSABILIDADE LIMITADA, QUANTITAS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO CAPRI PREV FIFE RESPONSABILIDADE LIMITADA
Representative: Vinicius Piccinini

(Portuguese version shall prevail) Exhibit 99.1

JGP B PREVIDÊNCIA FIFE MASTER AÇÕES FI FINANCEIRO - CIA - RESP LIMITADA, FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I, JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, RÉGIA BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FIF EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, JGP EQUITY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, JGP LS STRATEGY FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESP LTDA, MOSTEIRO FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, JGP COMPOUNDERS MASTER FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA, SANTA CRISTINA FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA, RÉGIA EQUITIES ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESP LIMITADA
Representative: Bruno Bernardo Ramos

IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA, IT NOW IBOVESPA FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA, IT NOW IMAT FUNDO DE ÍNDICE, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ INDEX AÇÕES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ PHOENIX AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ S&P/B3 LOW VOLATILITY™ FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE

(Portuguese version shall prevail) Exhibit 99.1
LIMITADA, ITAÚ VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, LAZARD ACTIONS EMERGENTES, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ FLEXPREV SMART AÇÕES BRASIL FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, AMUNDI FUNDS, IT NOW IGCT FUNDO DE ÍNDICE INVESTIMENTO SUSTENTÁVEL – RESPONSABILIDADE LIMITADA, AMLC EQUITY, AMUNDI INDEX SOLUTIONS, FIDELITY FUNDS SICAV, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ ÍNDEX AÇÕES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO IQ AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ CAIXA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ PREVIDÊNCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ SIRIUS FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, CAMBRIDGE UNIVERSITY ALL WORLD EQUITY FUND, FIDELITY FUNDS 2, ITAÚ ARTAX ENDURANCE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ HUNTER LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ALVORADA MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ IBRX ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, ITAÚ MOMENTO ESG AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, LCL ACTIONS EMERGENTS, MEDIOLANUM BEST BRANDS - MEDIOLANUM

(Portuguese version shall prevail) Exhibit 99.1
MULTI ASSET ESG SELECTION, MOST DIVERSIFIED PORTFOLIO SICAV, STICHTING JURIDISCH EIGENDOM FGR VGZ, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, SUDOESTE FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, VIA AM SICAV, THE BANK OF NEW YORK
Representative: Lívia Beatriz Silva do Prado

(Portuguese version shall prevail) Exhibit 99.1
Shareholders attending by means of a distance voting ballot:

FUNDO DE INVESTIMENTO EM AÇÕES DIMORAES, JORGE FEFFER, SANTANDER STAR LONG & SHORT DIRECIONAL RESP LIMITADA FIF MULTIMERCADO, CARTEIRA AÇÕES ZURICH SANTANDER, ORGANON MASTER FUNDO DE INVESTIMENTO DE AÇÕES, GABRIELA FEFFER MOLL , ASCESE FUNDO DE INVESTIMENTO EM AÇÕES, DYNAMO BRASIL V LLC, DYNAMO BRASIL VI LLC, DYNAMO BRASIL VIII LLC, DYNAMO BRASIL IX LLC, Próprio Capital Fundo de Investimentos em Ações, DYNAMO BRASIL I LLC, DYNAMO COUGAR MASTER FIA, DYNAMO BRASIL XV LP, DYNAMO BRASIL III LLC, TENAX TOTAL RETURN MASTER FIF MULT RESP LIMITADA, Hossegor Fundo de Investimento em Ações - Responsabilidade Limitada, SANTANDER SELEÇÃO LONG BIASED RESP LIMITADA FIF MULTIMERCADO, Clube Inv. Sid. Tubarao - CIEST, FUNDO MUTUO DE PRIVATIZACAO FGTS CARTEIRA LIVRE, SAM SELEÇÃO DINÂMICO AÇÕES BDR NÍVEL 1 FUNDO DE INVESTIMENTO, IAJA SAM RESP LIMITADA FIF AÇÕES, SANTANDER ETHICAL SUSTENTABILIDADE IS AÇÕES - FIF RESPONSABILIDADE LIMITADA, SANTANDER IBOVESPA PASSIVO RESP LIMITADA FIF AÇÕES, JNJ IBRX PASSIVO FIF RESPONSABILIDADE LIMITADA, INVESTFORT PENEDO FIF - CIA - RESP LTDA, CLUBE DE INVESTIMENTO PENEDO, Fia Mamore, FIA HEIWA, TENAX AÇÕES MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, TENAX INSTITUCIONAL AÇÕES MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, DAVID FEFFER, RUBEN FEFFER, DANIEL FEFFER, ALDEN FUNDO DE INVESTIMENTO EM AÇÕES, FUNDAÇÃO ARYMAX, POLPAR S.A., SUZANO HOLDING S.A., TRÍGONO PARTHENON MASTER FIA, SANTANDER IBOVESPA ATIVO INSTITUCIONAL RESP LIMITADA FIF AÇÕES, SANTANDER PREV IBOVESPA ATIVO RESP LIMITADA FIF AÇÕES, SANTANDER IBX RESP LIMITADA FIF AÇÕES, SANTANDER PREV SELEÇÃO RESP LIMITADA FIF AÇÕES, SANTANDER SELEÇÃO RESP LIMITADA FIF AÇÕES, FW Master FIC FIA BDR I, SANTANDER PREV ETHICAL SUSTENTABILIDADE IS AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESP LIMITADA, SANTANDER PREV SELEÇÃO LONG BIASED RESP LIMITADA FIF MULTIMERCADO, CHUBB CORPORATION MASTER RETIREMENT TRUST, FREEDOM 100 EMERGING MARKETS ETF, FABIO RIBEIRO PIZZO, NATIONAL PENSION INSURANCE FUND, COLLEGE RETIREMENT EQUITIES FUND, PRINCIPAL CLARITAS LONG BIAS PREVIDENCIA FIFE FUNDO DE INVES, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, TEACHERS RETIREMENT SYSTEM OF GEORGIA, PAULO SOMESOM TAUK, CUSTODY BANK OF JAPAN, LTD. RE: MHTB CONTRARIAN VA, SALT RIVER PIMA-MARICOPA INDIAN C, EMPLOYEES RETIREMENT SYSTEM OF GEORGIA, MBB PUBLIC MARKETS I LLC, ACTIVE M INTERNATIONAL EQUITY FUND, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, ELMO GOMES DE SOUZA, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, COLONIAL

(Portuguese version shall prevail) Exhibit 99.1
FIRST STATE INVESTMENT FUND 50, GOLDMAN SACHS PARAPLUFONDS 1 N.V., ROBERTO LUIS DA SILVA REGO, COLUMBIA THREADNEEDLE INV FUNDS (UK) ICVC-CT LATIN AME FUND, RAFAEL DE SOUSA, COLUMBIA EMERGING MARKETS CONSUMER ETF, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, EMERGING MARKETS EQUITY GROUP TRUST, WM POOL - EQUITIES TRUST NO 74, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, CITY OF FRESNO RETIREMENT SYSTEM, SCHRODER ADVANCED B. G. E. VALUE FUND, BB TOP AÇÕES ESTRATÉGIA MULTIFATORIAL EXCLUSIVO FI RL, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, QSMA1 LLC, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, WM POOL - EQUITIES TRUST NO. 75, NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR, WELLINGTON TRUST COMPANY N.A., CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, WERNER MUELLER ROGER, CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR EMERGIN, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, SPDR S&P EMERGING MARKETS EX-CHINA ETF, ROTHKO EMERGING MARKETS ALL CAP EQUITY FUND, L.P., INVESTERINGSFORENINGEN LAEGERNES INVEST, LI AKTIER, ALLSPRING EMERGING MARKETS EQUITY CIT, ARGA EMERGING MARKETS EX CHINA FUND, A SERIES OF A, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, EMERGING MARKETS COMPLETION FUND, L.P., XTRACKERS (IE) PUBLIC LIMITED COMPANY, MEDICAL ASSURANCE SOCIETY NEW ZEALAND LIMITED, VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS INDEK, CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY 16619-9975, SUN LIFE MFS LOW VOLATILITY GLOBAL EQUITY FUND, CAPITAL GROUP EMERGING MARKETS EQUITY COLLECTIVE TRUST (US), CIBC EMERGING MARKETS INDEX FUND, AWARE SUPER PTY LTD, NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR, BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES, STICHTING AHOLD DELHAIZE PENSIOEN, AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, TRPH CORPORATION, TEXAS MUNICIPAL RETIREMENT SYSTEM, DWS LATIN AMERICA EQUITY FUND, PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND, CARLOS ALBERTO BATISTA DA SILVA, ABRDN OEIC I-ABRDN LATIN AMERICAN EQUITY FUND, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, COLONIAL FIRST STATE INVESTMENT FUND 110, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, REASSURE LIMITED, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, VANGUARD EMERGING MARKETS EX-CHINA ETF, THE HARTFORD INTERNATIONAL VALUE FUND, MGI FUNDS PLC, ORI CAPITAL I MASTER FIA, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, AUSTRALIANSUPER PTY LTD AS TRUSTEE

(Portuguese version shall prevail) Exhibit 99.1
FOR AUSTRALIASUPER, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, JOELSON VIEIRA DA SILVA, ELTON SANTOS, FRANKLIN TEMPLETON INVESTMENT FUNDS, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, RUSSELL INVESTMENTS GLOBAL SHARES INDEX FUND, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, EMERGING MARKETS EQUITY SELECT ETF, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, RODRIGO PEREIRA DA SILVA, BB ETF IAGRO-FFS B3 FUNDO DE ÍNDICE, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ DLVR FOND, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET GROWTH, LAZARD/WILMINGTON COLLECTIVE TRUST, PEDRO RONALDO DE CARVALHO PRAXEDES, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, CAPITAL GROUP NEW GEOGRAPHY EQUITY ETF, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, BRIGHTHOUSE FUNDS TRUST II - VANECK GLOBAL NATURAL, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, GMO RESOURCES UCITS FUND, A SUB-FUND OF GMO INVEST, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, MSCI EQUITY INDEX FUND B - BRAZIL, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, STICHTING PHILIPS PENSIOENFONDS, LEGAL & GENERAL DIVERSIFIED FUND, GMO CLIMATE CHANGE INVESTMENT FUND, A SUB-FUND OF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, MSCI ACWI EX-U.S. IMI INDEX FUND B2, ABRDN SICAV I - DIVERSIFIED INCOME FUND, USAA INTERNATIONAL FUND, ALLSPRING EMERGING MARKETS EQUITY FUND, FRANKLIN LIBERTYSHARES ICAV, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, ANTIPODES GLOBAL SHARES (QUOTED MANAGED FUND), HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS, PRINCIPAL LIFE INSURANCE COMPANY, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, BB TOP ACOES ASG BRASIL FIA, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, ISHARES GLOBAL TIMBER & FORESTRY ETF, BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, INTERNATIONAL MONETARY FUND, BRANDES EMERGING MARKETS VALUE FUND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, ROBECO CAPITAL GROWTH FUNDS, LEGAL GENERAL U. ETF P. LIMITED COMPANY, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS:

(Portuguese version shall prevail) Exhibit 99.1
SPARTAN EMERG, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, BMO MSCI ACWI PARIS ALIGNED CLIMATE EQUITY INDEX E, ANTIPODES INTERNATIONAL VALUE FUND LP, EURIZON CAPITAL S.A., INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, LAZARD GLOBAL ACTIVE FUNDS, PLC, SCHWAB EMERGING MARKETS EQUITY ETF, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, COLUMBIA EM CORE EX-CHINA ETF, THE UNITED NATIONS JOINTS STAFF PENSION FUND, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, PEOPLE S BANK OF CHINA, VANGUARD INTERNATIONAL SHARES HIGH YIELD FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, LEONARDO CAJUEIRO D AZEVEDO, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, JOSIVALDO JOSE DOS ANJOS, STATE STREET ICAV, SAS TRUSTEE CORPORATION POOLED FUND, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, JPOOL 1, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, HSBC ETFS PUBLIC LIMITED COMPANY, GENUS EMERGING MARKETS EQUITY COMPONET, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, CARLOS ALBERTO SOUZA SANTOS, LUIZ OTAVIO DE OLIVEIRA RAMOS, UBS FUND MNG(SWITZERLAND)AG OBO K INST F-AKTIEN EMG MARKETS, AMUNDI CCF - AMUNDI ESG GLOBAL LOW CARBON FUND, STICHTING PENSIOENFONDS HOOGOVENS, FREDERICO BOTASSO DE OLIVEIRA, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, LUCAS COLZANI, INVESCO BCPL BADGER FUND, LEBLON 70 BRASILPREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, INVESCO MSCI GLOBAL TIMBER ETF, AMERICAN FUNDS INS SERIES NEW WORLD FUND, GMO CLIMATE CHANGE FUND, A SERIES OF GMO TRUST, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LUIZ BARSI FILHO, VONTOBEL FUND II, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, CUSTODY B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, GMO CLIMATE CHANGE SELECT INVESTMENT FUND, A SUB-F, TERESINHA DE JESUS F ANDRADE, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, AXA INVESTMENT MANAGERS SCHWEIZ AG ON

(Portuguese version shall prevail) Exhibit 99.1
BEHALF OF AX, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, INTERNATIONAL EQUITY FUND, ANTIPODES EMERGING MARKETS FUND, ORI CAPITAL II MASTER FIA, NEW AIRWAYS PENSION SCHEME, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, MFS DEVELOPMENT FUNDS, LLC, CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, FORD MOTOR CO DEFINED BENEF MASTER TRUST, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE EMERGING M.S. OF THE DFA I.T.CO., FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND, WILMAR KLEEMANN, JULIANO BATISTA BENEDETTO, ALFRED P. SLOAN FOUNDATION, PACIFIC SELECT FUND, MOBIUS LIFE LIMITED, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, JOSE RAMOS DE ALMEIDA, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), PACIFIC CAPITAL UCITS FUNDS PLC, ASSET MANAGEMENT EXCHANGE UCITS CCF, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPACI, MARCIO JOSE DE GOUVEIA DA COSTA ARANTES, PGIM FUNDS PUBLIC LIMITED COMPANY, GMO RESOURCES FUND, A SERIES OF GMO TRUST, INDUSTRIENS PENSIONFORSIKRING, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, TM FULCRUM DIVERSIFIED ABSOLUTE RETURN FUND, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, BB TOP ACOES EXPORTACAO FIA, WELLS FARGO ADVANT EMERGING MARKETS EQUITY FUND, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, MORNINGSTAR INTERNATIONAL EQUITY FUND, A SERIES OF, COLONIAL FIRST STATE GLOBAL SHARE FUND 16, STATE STREET C S (IR) LTD ON B O R INV IR LIMITED, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND, KEB HANA BANK ATF K P P G V E MASTER INVESTMENT TRUST 1, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNA, GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET AGGRESSI, CIBC EMERGING MARKETS EQUITY INDEX ETF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, LEBLON ACOES II MASTER FIA, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, ANTIPODES GLOBAL FUND, SKAGEN VEKST VERDIPAPIRFOND, ABERDEEN MANAGED DISTRIBUTION FUND, LAZARD REAL ASSETS AND PRICING OPPORTUNITIES PORTF, FULCRUM FUNDS SPC-FULCRUM ENERGY-INFRAEST-RENEWABLES FUND SP, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, BB ETF INDICE BOVESPA B3 BR+ FUNDO DE INDICE RESP LTDA, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, CHRISTIANO DAVID DEL RIO DE OLIVEIRA, THE LAZARD FUNDS INC, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN,

(Portuguese version shall prevail) Exhibit 99.1
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, MERCER UCITS COMMON CONTRACTUAL FUND, KAPITALFORENINGEN INVESTIN PRO, PENSAM EQUITIES 1, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, MINISTRY OF ECONOMY AND FINANCE, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, BMO MSCI EMERGING MARKETS INDEX ETF, ADMIR TADEU ROSSINI, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET BALANCED, STATE OF CONNECTICUT ACTING T. ITS TREASURER, METZLER ASSET MANAGEMENT GMBH FOR MI-FONDS K18, GMO CLIMATE CHANGE TRUST, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, MFS MERIDIAN FUNDS - GLOBAL FLEXIBLE MULTI-ASSET F, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, HOSTPLUS POOLED SUPERANNUATION TRUST, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN, THE INCUBATION FUND, LTD., GMO RESOURCE TRANSITION FUND, A SERIES OF GMO TRUS, PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, BRASILPREV TOP A FUNDO DE INV DE ACOES, ISHARES PUBLIC LIMITED COMPANY, VANECK ICAV, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, THE BANK OF N. Y. M. (INTER) L. AS T. OF B. M. A. FUND, SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND, IRINEU DARIO STAUB, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, STICHTING PENSIOENFONDS VOOR DE ZORG EN WELZIJN, LAZARD/WILMINGTON ACW EX-US DIVERSIFIED ADVANTAGE, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, BETASHARES CLIMATE CHANGE INNOVATION ETF, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, SOCIAL PROTECTION FUND, BB ETF NDICE DIVERSIDADE B3 INVESTIMENTO SUSTENTVEL FUNDO DE, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, ALASKA COMMON TRUST FUND, T. ROWE PRICE EMERGING MARKETS EQUITY RESEARCH ETF, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD INVESTMENT SERIES PLC, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, XTRACKERS, AVIVA LIFE PENSIONS UK LIMITED, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, OSMAR AILTON ALVES DA CUNHA, PRINCIPAL VARIABLE CONTRACTS FUNDS,INC-DIVER INT ACCOUNT, BB ACOES EQUIDADE IS FIF RESPONSABILIDADE LTDA, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM,

(Portuguese version shall prevail) Exhibit 99.1
RUSSELL INVESTMENT COMPANY TAX-MANAGED REAL ASSETS, MICHELIN NORTH AMERICA (CANADA) INC. MASTER TRUST, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, TM FULCRUM DIVERSIFIED LIQUID ALTERNATIVES FUND, BRANDES INSTITUTIONAL EQUITY TRUST, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, DODGE COX EMERGING MARKETS STOCK FUND, CHEVRON UK PENSION PLAN, VANGUARD EMERGING MARKETS SHARES INDEX FUND, PICTET GLOBAL SELECTION FUND - G G M FUND, OSNALDO DE SANTANA SANTOS, LEBLON ITAU PREV FIFE FIA, EMERGING MARKETS GROWTH FUND INC, AVIVA INVESTORS, JNL EMERGING MARKETS INDEX FUND, HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, WARMAN INVESTMENTS PTY. LIMITED, GOVERNMENT OF SINGAPORE, ISHARES MSCI EMERGING MARKETS ETF, GUSTAVO TALAVEIRA DA SILVA, THIAGO VALENTIM PIXITORI CARDOSO, ROYAL LONDON EQUITY FUNDS ICVC, IBM 401 (K) PLUS PLAN, PFA PENSION FORSIKRINGSAKTIESELSKAB, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, PUBLIC SECTOR PENSION INVESTMENT BOARD, BEST INVESTMENT CORPORATION, EMERGING MARKETS LARGE/MID CAP FUND, CARLOS EDUARDO ARAUJO DA FONSECA, STATE OF NEW MEXICO STATE INV. COUNCIL, ISHARES MSCI ACWI EX U.S. ETF, STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE, LAZARD EMERGING MARKETS FUND, ARIA CO PTY LTD AS TRUSTEE FOR COMBINED INVESTMENTS FUND, AUSTRALIAN RETIREMENT TRUST, CANADA PENSION PLAN INVESTMENT BOARD, CITY OF NEW YORK GROUP TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, JOSE RAMIRO VALENTIM SILVA, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, IAGO LUAN DOS SANTOS DE SOUSA, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, VANGUARD GLOBAL CAPITAL CYCLES FUND, PRINCIPAL DIVERSIFIED REAL ASSET CIT, GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST, TRINITY COLLEGE CAMBRIDGE, BB MAR AZUL ACOES FUNDO DE INVESTIMENTO, LAZARD EMERGING MARKETS EQUITY FUND, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, CAPITAL GROUP EMERGING MARKETS RESTRICTED EQUITY C T (US), ISHARES MSCI

(Portuguese version shall prevail) Exhibit 99.1
EMERGING MARKETS VALUE FACTOR ETF, SPDR MSCI ACWI LOW CARBON TARGET ETF, ANTIPODES GLOBAL FUND - LONG, FELLIPPE GUSTAVO BHRER, BLACKROCK GLOBAL FUNDS, VOYA VACS SERIES EME FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, STICHTING PENSIOENFONDS PGB, IMCO EMERGING MARKETS PUBLIC EQUITY LP, WASHINGTON STATE INVESTMENT BOARD, SBC MASTER PENSION TRUST, JOHN HANCOCK FUNDS II EMERGING MARKETS FUND, CENTRAL PROVIDENT FUND BOARD, NUEVO SUMATRA ACOES FDO DE INVESTIMENTO, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, MFS LOW VOLATILITY GLOBAL EQUITY FUND, CATHOLIC RESPONSIBLE INVESTMENTS INTERNATIONAL EQU, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, NORGES BANK, TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS, BB ONDINA II ACOES FI - BDR NIVEL I, PUBLIC TRUST AS TRUSTEE FOR AMP WHOLESALE E MARKETS FUND, LEBLON EQUITIES INSTITUCIONAL I FUNDO DE INVESTIMENTO DE ACO, DEUTSCHE INVEST I BRAZILIAN EQUITIES, RAPHAEL SAULORS CHAPUR, MATTHEWS ASIA FUNDS - EMERGING MARKETS EX CHINA EQ, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, MACKENZIE EMERGING MARKETS EQUITY INDEX ETF, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, INVESCO CLEANTECH ETF, THE MASTER TR BK OF JP,LTD AS TR OF SCHRODER BRICS EQ MTHR F, PICTET - TIMBER, PRINCIPAL GLOBAL INVESTORS COLLECTIVE INVESTMENT TRUST, PINNACLE ICAV - ANTIPODES GLOBAL FUND LONG - UCITS, MULTI SOLUTIONS - PICTET MULTI ASSET OPPORTUNITIES, REGINALDO GONCALVES DE LIMA JUNIOR, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, PINGROUP COLLECTIVE INVESTMENT TRUST, FLORIDA RETIREMENT SYSTEM TRUST FUND, UTAH STATE RETIREMENT SYSTEMS, NORTHERN TRUST UCITS FGR FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142, STATE OF WYOMING, ISHARES MSCI BRIC ETF, RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES EX F, BRASILPREV TOP ASG BRASIL FIA, MULTI STYLE MULTI MANAGER FUNDS PLC, SEBASTIAO EUDES ALVES, JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, LEBLON PREV FIM FIFE, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, MACQUARIE MULTI-FACTOR FUND, THE CALIFORNIA ENDOWMENT, INVESCO RAFI EMERGING MARKETS ETF, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, VANDERBILT UNIVERSITY, STATE OF NEW JERSEY COMMON PENSION FUND D, IVO SERGIO BARAN, SPDR MSCI ACWI EX-US ETF, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, LAZARD ESC EMERGING MARKETS EQUITY PORTFOLIO, THE CHURCH COMMISSIONERS FOR ENGLAND, AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET, BRANDES INVESTMENT TRUST - BRANDES INS

(Portuguese version shall prevail) Exhibit 99.1
EMERGING MARKETS FUND, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, STATE STREET M BRAZIL I N L COMMON TRUST FUND, NATWEST TRUST AND DEP S L AS T F ST.JAMES'S P B M U TRUST, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, LEGAL & GENERAL CCF, ARERO - DER WELTFONDS -NACHHALTIG, UTIMCO SP II LLC, ANTONIO PIMENTEL REIS, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, BB ETF IBOVESPA FUNDO DE INDICE, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST, SKAGEN KON-TIKI VERDIPAPIRFOND, PEDRO BULACH GAPSKI, TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK, PICTET - EMERGING MARKETS INDEX, M AND G FUNDS 1 LAZARD GLOBAL EMERGING MARKETS EQUITY FUND, BNP PARIBAS EASY MSCI ACWI SRI S - SERIES PAB 5% CAPPED UCIT, PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 1, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, GOLDMAN SACHS FUND III, MICHELIN NORTH AMERICA INC. MASTER RETIREMENT TRUST, COLONIAL FIRST STATE EMERGING MARKETS FUND 6, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, VIRGINIA RETIREMENT SYSTEM, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, BLACKROCK LIFE LIMITED, ANDRE LUIS PINHEIRO, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, BB TOP MM BALANCEADO FI LP, VANGUARD FUNDS PUBLIC LIMITED COMPANY, MARCELO PEREIRA SETTE, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, ISHARES CORE MSCI EMERGING MARKETS ETF, MFS INVESTMENT FUNDS - LOW VOLATILITY GLOBAL EQUITY FUND, GILBERTO ANTONIO DE MELLO, DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF, CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, PICTET - GLOBAL MEGATREND SELECTION, ATAULFO LLC, HENRIQUE SOARES DE SOUZA, STOREBRAND SICAV, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, CAPITAL INTERNATIONAL FUND, RUTGERS, THE STATE UNIVERSITY, PRINCIPAL FUNDS, INC - DIVERSIFIED REAL ASSET FUND, KAPITALFORENINGEN DANSKE INV INST AFD D PENSION - AKTIER 10, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, MERCER QIF FUND PLC, EQ ADVISORS TRUST - EQ/LAZARD EMERGING MKTS EQUITY PORTFOLIO, STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE, INVESCO EMERGING MARKETS ENHANCED EQUITY UCITS ETF, ANTONIO BENAIAS SILVA JUNIOR, BRUNO JORDAO INACIO, GOLDMAN SACHS BEWAARSTICHTING I,

(Portuguese version shall prevail) Exhibit 99.1
SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400038099, EDERSON MENDES BATISTA, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, ANGELO RODRIGUES COELHO, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, THRIFT SAVINGS PLAN, QUILTER INVESTORS TIMBER EQUITY FUND A SUB FUND OF, DWS INVEST LATIN AMERICAN EQUITIES, CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR AMONE M, VANECK VIP GLOBAL RESOURCES FUND, VANGUARD ESG INTERNATIONAL, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, SCHRODER INTL SELECTION F - LATIN AMERICAN, MULTI SOLUTIONS - PICTET MEGATENDANCES PROGRESSIF, WEST YORKSHIRE PENSION FUND, FRANCISCO OLAVIO TEIXEIRA COUTINHO, NORTHERN TRUST INVESTIMENT FUNDS PLC, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, RUSSELL INVESTMENTS REAL ASSETS, BB A57 FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABIL, PHILADELPHIA GAS WORKS PENSION PLAN, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BROCKEN-U, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, AMUNDI ESG GLOBAL LOW CARBON EX-CHINA FUND, PRINCIPAL CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERC, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI, NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET DEFENSIV, PARAMETRIC EMERGING MARKETS FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, FRANCISCO FARIAS CARVALHO, INTERNATIONALE KAPITALANLAGEGESELLSCHAFT MBH ACTING FOR ACCO, HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF, ISHARES IV PUBLIC LIMITED COMPANY, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, LEBLON ICATU PREVIDENCIA FIM, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, LEGAL & GENERAL ICAV, MANAGED PENSION FUNDS LIMITED, THRIFT SAVINGS PLAN, BLACKROCK GLOBAL INDEX FUNDS, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., ROBUSTA EMERGING MARKETS EQUITY FUND, FISHER INVESTMENTS INSTITUTIONAL FUNDS PUBLIC LTD COMPANY, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE MONETARY AUTHORITY OF SINGAPORE, VERIZON MASTER SAVINGS TRUST, EMERGING MARKETS EQUITY INDEX MASTER FUND, NEW WORLD FUND, INC., THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, HESTA, BRITISH COAL STAFF SUPERANNUATION SCHEME, LEBLON ACOES I MASTER FIA, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF,

(Portuguese version shall prevail) Exhibit 99.1
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, FT WILSHIRE GLOBAL LARGE MINIMUM VARIANCE INDEX FUND, NATWEST TRUSTEE N DEPOSITARY S L AS T OF ST. J S M U T, EMERGING MARKETS EX CHINA CORE EQUITY PORTFOLIO OF, EDUARDO PELLEGRINA FILHO, HENRI IVANOV BOUDINOV, LAZARD RET EM MKTS PORT OF THE LAZARD R.S.I., EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EMERGING MARKETS EQUITY FUND, ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND, PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 2, LEONARDO ARAUJO SCHENBERG, BB TOP ACOES IBOVESPA INDEXADO FI, NATIONAL EMPLOYMENT SAVINGS TRUST, PIERRE URBANA FERNANDES DE LIMA, CAPITAL GROUP EMERGING MARKETS GROWTH COLLECTIVE TRUST (US), MAIKO FREITAS DE ALENCAR, MFS LOW VOLATILITY GLOBAL EQUITY FUND CAN, COINVEST LTD, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, MARCIO SOBRAL QUEIJA, WESLEY ALBANO FERREIRA, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, CARLOS ALBERTO FELCA SOARES, JPMORGAN FUNDS, ISHARES MSCI ACWI ETF, MARCELO FORNERETO, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, MARCO ANTONIO FERRAZ DE ARNELLAS, GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO, SCHRODER INTERNATIONAL SELECTION FUND, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, T ROWE PRICE FUNDS SICAV, THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF, FIRST TRUST LATIN AMERICA ALPHADEX FUND, MERCER EMERGING MARKETS SHARES FUND, BB MONTANHA MÁGICA II FUNDO DE INVESTIMENTO FINANCEIRO EM AÇ, ALASKA PERMANENT FUND, WELLS FARGO (LUX) WORLDWIDE FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, VONTOBEL FUND - FUTURE RESOURCES, BB TOP ACOES IBOVESPA ATIVO FI, STATE STREET IRELAND UNIT TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, PRINCIPAL CLARITAS LONG SHORT MASTER FUNDO DE INVESTIMENTO M, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, OMERS ADMINISTRATION CORPORATION, COMMONWEALTH SUPERANNUATION CORPORATION, CONSTRUCTION BUILDING UNIONS SUPER FUND, ISHARES MSCI BRAZIL ETF, MI-FONDS K26, WESLEY DINIZ, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, NUVEEN EMERGING MARKETS EQUITY INDEX FUND, T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, EMERGING MARKETS EQ FUND A SERIES OF 525 MARKET ST FUND LLC, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, ISHARES III PUBLIC LIMITED COMPANY, EMERGING MARKETS EX-CHINA EQUITY FUND, A SERIES OF, JAIRO

(Portuguese version shall prevail) Exhibit 99.1
PEREIRA BARBOSA, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, ABRDN OEIC VI-ABRDN EMERGING MARKETS EQUITY ENHANCED INDEX F, SIDNEY MAURY SENTONA, NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EX-US F, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, VANECK FUNDS GLOBAL RESOURCES FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, TEACHER RETIREMENT SYSTEM OF TEXAS, SSGA SPDR ETFS EUROPE I PLC, VOYA VACS INDEX SERIES EM PORTFOLIO, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, AQR UCITS FUNDS, BB TOP ACOES AGRO FUNDO DE INVESTIMENTO EM ACOES, 1895 FONDS FGR, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, GUILHERME OLIVEIRA NASCIMENTO, ASCENSION ALPHA FUND, LLC, PINNACLE ICAV - ANTIPODES GLOBAL FUND UCITS, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, PICTET - MULTI ASSET GLOBAL OPPORTUNITIES, BB ACOES GOVERNANCA FI, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET CAUTIOUS, BRASILPREV TOP PLUS FDO DE INVEST DE ACOES, JOSE EDUARDO JACQUES ROMAGNA, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, JOSE LUIZ MECHIA FERNANDES, SPDR SP EMERGING MARKETS ETF, MARCIO BASTOS COSTA, BORDER TO COAST GLOBAL MULTI FACTOR EQUITY INDEX F, PATRIQUE ALBANO, RUSSELL INVESTMENTS SUSTAINABLE GLOBAL SHARES FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, TX A AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES

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